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                           November 17, 2021

       Richard E. Muncrief
       President and Chief Executive Officer
       DEVON ENERGY CORP/DE
       333 W. Sheridan Ave.
       Oklahoma City, Oklahoma 73102-5015

                                                        Re: DEVON ENERGY
CORP/DE
                                                            Registration
Statement on Form S-4
                                                            Filed November 10,
2021
                                                            File No. 333-260961

       Dear Mr. Muncrief:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell, Law Clerk, at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Michael J. Hong